UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of April 2023

Commission File Number: 001-41586

MOOLEC SCIENCE SA

(Exact name of Registrant as Specified in Its Charter)

17, Boulevard F. W. Raiffeisen

L-2411 Luxembourg,

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    ☒                  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Equity Subscription Line

On April 14, 2023, Moolec Science SA (the “Company”) entered into a Share Purchase Agreement (the “Nomura Purchase Agreement”) and a Registration Rights Agreement (the “Nomura Registration Rights Agreement”), each with Nomura Securities International, Inc. (“Nomura”) relating to an equity subscription line. Pursuant to and subject to the conditions set forth in the Nomura Purchase Agreement, the Company has the right from time to time during the term of the Nomura Purchase Agreement, in its sole discretion, to sell to Nomura up to $50 million (the “Aggregate Limit”) in aggregate gross purchase price of the Company’s newly issued ordinary shares, with a nominal value of $0.01 per share (the “Ordinary Shares”).

Upon the satisfaction of the conditions to Nomura’s purchase obligation set forth in the Nomura Purchase Agreement (the “Commencement Date”), including that a registration statement registering the resale by Nomura of the Ordinary Shares that may be issued and sold to it by the Company under the Nomura Purchase Agreement (the “Initial Resale Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), which the Company agreed to file with the Securities and Exchange Commission (the “SEC”) pursuant to the Nomura Registration Rights Agreement, is declared effective by the SEC, and a final prospectus relating thereto is filed with the SEC, the Company will have the right, but not the obligation, from time to time in its sole discretion over the 36-month period from and after the Commencement Date to direct Nomura to purchase up to a specified maximum amount of its Ordinary Shares as set forth in the Nomura Purchase Agreement by delivering written notice to Nomura (such notice, a “VWAP Purchase Notice”) on any trading day, so long as all Ordinary Shares subject to all prior purchases by Nomura under the Nomura Purchase Agreement have theretofore previously been issued to Nomura and subject to the satisfaction of certain conditions. The purchase price of the Ordinary Shares that the Company elects to sell Nomura pursuant to the Nomura Purchase Agreement will be determined by reference to the volume-weighted average price of the Ordinary Shares (“VWAP”) during the applicable purchase period on the applicable purchase date on which the Company has timely delivered a VWAP Purchase Notice to Nomura directing it to purchase Ordinary Shares under the Nomura Purchase Agreement, less a fixed 5.0% discount to such VWAP. However, if the Company elects to set a fixed floor price as set forth by the Company in a VWAP Purchase Notice, the VWAP of the Ordinary Shares on the applicable purchase date shall be determined by excluding all trades at a price below the applicable floor price.

From and after Commencement Date, the Company will control the timing and amount of any sales of Ordinary Shares to Nomura under the Nomura Purchase Agreement. Sales of Ordinary Shares, if any, to Nomura under the Nomura Purchase Agreement will depend on a variety of factors, including, among other things, market conditions, the trading price of the Company’s Ordinary Shares and determination by the Company regarding the use of proceeds from any sale of such Ordinary Shares. The Company may ultimately decide to sell to Nomura all, some or none of the Ordinary Shares that may be available for it to sell to Nomura pursuant to the Nomura Purchase Agreement.

As a “foreign private issuer”, the Company has chosen to follow the laws of Luxembourg regarding shareholder approval prior to the issuance of more than 20% of its outstanding capital, which does not require shareholder approval for such issuances.

However, pursuant to the Nomura Purchase Agreement, in no event may the Company issue to Nomura with respect to each purchase more than (i) the product of 20% multiplied by the total number (or volume) of Ordinary Shares traded on the Nasdaq Capital Market or any other Principal Market (as defined in the Nomura Purchase Agreement) during the applicable purchase period on the applicable purchase date, or (ii) more than 1 million Ordinary Shares. In addition, Nomura is not obligated to buy any Ordinary Shares under the Nomura Purchase Agreement if such Ordinary Shares, when aggregated with all other Ordinary Shares then beneficially owned by Nomura and its affiliates (as calculated pursuant to Section 13(d) of the Exchange Act and Rule 13d-3 promulgated thereunder), would result in Nomura beneficially owning Ordinary Shares in excess of 4.99% of the Company’s outstanding Ordinary Shares.

The net proceeds from any sales under the Nomura Purchase Agreement will depend on the frequency with, and prices at, which Ordinary Shares are sold to Nomura. The Company will have broad discretion over the use of proceeds from sales of Ordinary Shares made pursuant to the Nomura Purchase Agreement. To the extent the Company sells Ordinary Shares under the Nomura Purchase Agreement, it currently plans to use any proceeds therefrom for working capital and other general corporate purposes. However, the Company has not determined the specific allocation of any net proceeds among these potential uses, and the ultimate use of the net proceeds may vary from the currently intended uses. The net proceeds may be used for corporate purposes that do not increase the Company’s operating results or enhance the value of its Ordinary Shares.

There are no restrictions on future financings, rights of first refusal, participation rights, penalties or liquidated damages in the Nomura Purchase Agreement or Nomura Registration Rights Agreement other than (i) a prohibition on entering (with certain limited exceptions) into a Variable Rate Transaction (as defined in the Nomura Purchase Agreement), during the term of the Nomura Purchase Agreement, and (ii) a prohibition on raising additional capital in the form of a private securities offering from the time a purchase notice is delivered until the Trading Day following the applicable VWAP Purchase Share Delivery Date. Such transactions include, among others, the issuance of convertible securities with a conversion or exercise price that is based upon or varies with the trading price of the Company’s Ordinary Shares after the date of issuance, or entry into any agreement for an “equity line of credit” or an “at the market offering” (other than with Nomura), whereby the Company may sell Ordinary Shares at a future determined price.

At no time prior to the date of the Nomura Purchase Agreement has Nomura (or any entity managed or controlled by it) engaged in or effected, in any manner whatsoever, directly or indirectly, for its own principal account, any (i) “short sale” (as such term is defined in Rule 200 of Regulation SHO under the Exchange Act) of the Ordinary Shares or (ii) hedging transaction, in either case, which establishes a net short position with respect to the Ordinary Shares that remains in effect as of the date of the Nomura Purchase Agreement.

The Nomura Purchase Agreement and the Nomura Registration Rights Agreement contain customary representations, warranties, conditions and indemnification obligations by each party. The representations, warranties and covenants contained in such agreements were made only for purposes of such agreements and as of specific dates (including the dates when the Company delivers a VWAP Purchase Notice), and are solely for the benefit of the parties to such agreements and are subject to certain important limitations agreed upon by the contracting parties.

The Nomura Purchase Agreement will automatically terminate on the earliest to occur of (i) the first day of the month next following the date that is 36 months after the Commencement Date, (ii) the date on which Nomura shall have purchased the Aggregate Limit worth of Ordinary Shares pursuant to the Nomura Purchase Agreement, (iii) the date on which the Ordinary Shares shall have failed to be listed or quoted on the Nasdaq Capital Market or any other Principal Market as defined in the Nomura Purchase Agreement, and (iv) the date on which, pursuant to or within the meaning of any bankruptcy law, the Company commences a voluntary case or any person commences a proceeding against the Company, a custodian is appointed for the Company or for all or substantially all of its property, or the Company makes a general assignment for the benefit of its creditors.

The Company has the right to terminate the Nomura Purchase Agreement at any time after the Commencement Date, at no cost or penalty, effective upon three trading days’ prior written notice to Nomura. Nomura also has the right to terminate the Nomura Purchase Agreement upon three trading days’ prior written notice to the Company, but only upon the occurrence of certain customary events as listed in the Nomura Purchase Agreement. Neither the Company nor Nomura may assign the Nomura Purchase Agreement or the Nomura Registration Rights Agreement or any of their respective rights or obligations thereunder to any person, and no provision of the Nomura Purchase Agreement or the Nomura Registration Rights Agreement may be amended by the parties from and after the date that is one trading day immediately preceding the filing of the Initial Registration Statement with the SEC.

The foregoing descriptions of the Nomura Purchase Agreement and the Nomura Registration Rights Agreement are qualified in their entirety by reference to the full text of the Nomura Purchase Agreement and Nomura Registration Rights Agreement, which are attached to this Report on Form 6-K as Exhibit 99.1 and Exhibit 99.2, respectively, which are incorporated herein by reference.

This Report on Form 6-K shall not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

In the Nomura Purchase Agreement, Nomura represented to the Company, among other things, that it is an “accredited investor” (as such term is defined in Rule 501(a) of Regulation D under the Securities Act). The Ordinary Shares that may be issued under the Nomura Purchase Agreement are being offered and sold in transactions exempt from registration under the Securities Act, in reliance on the exemption afforded under Section 4(a)(2) thereof.

Exhibit List

Exhibit No.	Description
99.1	Nomura Purchase Agreement, dated April 14, between the Company and Nomura Securities International, Inc.
99.2	Nomura Registration Rights Agreement, dated April 14, by and between the Company and Nomura.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

MOOLEC SCIENCE SA

Dated: April 17, 2023	By:	/s/ Gastón Paladini
	Name:	Gastón Paladini
	Title:	Chief Executive Officer

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